Exhibit 99.1

news release

First Nation Partnership Powers

Completion of the Niagara Reinforcement Line

Completion of the line allows Hydro One and First Nations to move towards an equity ownership agreement, providing long-term economic benefits to First Nation communities.

TORONTO, ON, September 5, 2019 – Today Hydro One, with Six Nations of the Grand River Development Corporation, a community owned corporation of the Six Nations of the Grand River First Nation, and Mississaugas of the Credit First Nation, announced the completion of the Niagara Reinforcement Line. This line was completed in collaboration with these First Nations and is expected to provide long-term benefits through an equity ownership model, which could serve as a framework for future infrastructure projects across Ontario.

“The electrification of this line will not only deliver economic value to the people of Ontario, it also ensures that local First Nation communities continue to benefit for years to come,” said Mark Poweska, President and CEO, Hydro One. “We are committed to becoming a primary business partner to Indigenous communities by supporting employment, procurement and community investment opportunities as well as through business partnerships such as the Niagara Reinforcement Line.”

The Niagara Reinforcement Line is a 76 km double circuit, 230 kV transmission line primarily along an existing Hydro One right-of-way between Allanburg Transformer Station and Middleport Transformer Station. The line was brought to completion by A6N, a joint venture between Six Nations of the Grand River Development Corporation and Aecon Group Inc.

“The Niagara Reinforcement Line will not only generate millions of dollars of benefit for the Six Nations community, it’s also a step forward for Indigenous participation in the economy,” said Matt Jamieson, President and Chief Executive Officer, Six Nations of the Grand River Development Corporation. “We have proven our ability to partner, and have demonstrated unprecedented capacity to leverage our skilled labour to drive economic development, not only within our community, but across Ontario.”

As part of this the project’s partnership model, both First Nation partners are planned to have an equity ownership in the line, which would provide an annual income to these partners over the life of the asset, supporting investments in local community priorities. This First Nations ownership agreement is expected to be finalized in the coming weeks.

“The Mississaugas of the Credit First Nation is pleased that the Niagara Reinforcement Line has reached completion. Thanks to the collaboration of our partners on this project, Six Nations of the Grand River Development Corporation and Hydro One, this long-awaited project will bring our First Nation economic benefits for years to come,” said Chief R. Stacey Laforme, Mississaugas of the Credit First Nation. “This project is a fine example of the partnerships that can be created when proponents engage with First Nations to create meaningful partnerships.”

“As a future significant equity partner in the Niagara Reinforcement Line, Six Nations of the Grand River welcomes the completion of this line. This is a huge investment for our future generations and will enable us to provide our community with much needed services and programs for years to come,” said Chief Ava Hill, Six Nations of the Grand River First Nation. “This project is also an excellent example of the successes that can be achieved through partnerships with First Nations. The number of local jobs that were created through our A6N Utilities joint venture is a testament to the possibilities achievable by our skilled and experienced work force. We hope that this project will lead to many more business opportunities for Six Nations.”

Hydro One, Six Nations of the Grand River Development Corporation and Mississaugas of the Credit First Nation thank the Ontario Ministry of Energy, Independent Electricity System Operator and other project stakeholders for their continued support to deliver power upgrades that support Ontario’s growing economy.

About Hydro One Inc.:

Hydro One Inc. is a fully owned subsidiary of Hydro One Limited, Ontario’s largest electricity transmission and distribution provider with almost 1.4 million valued customers, almost C$25.5 billion in assets and 2018 annual revenues of almost C$6.2 billion. Our team of approximately 8,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2018, Hydro One invested almost $1.6 billion in its 30,000 circuit kilometres of high-voltage transmission and 123,000 circuit kilometres of primary distribution networks and injected approximately $1.3 billion into the economy by buying goods and services in Ontario. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are one of only six utility companies in Canada to achieve the Sustainable Electricity Company designation from the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the Toronto Stock Exchange (TSX: H).

About Six Nations of the Grand River Development Corporation:

Six Nations of the Grand River Development Corporation (SNGRDC) manages the Six Nations’ economic interests in 13 renewable energy projects and numerous economic development opportunities, in and around the Six Nations territory. SNGRDC’s current green energy portfolio is capable of producing nearly 900 MW of renewable energy through its direct or indirect involvement in seven solar and six wind. SNGRDC was named one of Canada’s Best Managed Companies by Deloitte Canada in 2019. SNGRDC is located on the Six Nations Reserve and directly employs over 140 employees through Nation Enterprise or the administration of Economic Interests projects. For more information please visit www.sndevcorp.ca

About Mississaugas of the Credit First Nation:

The Mississaugas of the Credit First Nation is part of the Ojibwe (Anishinabe) Nation, one of the largest Aboriginal Nations in North America.

A word in the Anishinaabemowin language translates: “Missisakis” into “many river mouths.” By the mid-nineteenth century, the Mississaugas believed they had obtained their name from the mouths of the Trent, Moira, Shannon, Napanee, Kingston, and Gananoque rivers. The term New Credit was in reference to the relocation of the Credit River Mississaugas in 1847. The Mississaugas traded goods with “English fur traders [who] would extend credit to the Mississaugas.” The word “new” was dropped from the reference to the community by official council motion in December 2018.

The Mississaugas earned a reputation as a trustworthy people who, when extended credit, would always pay back the fur traders the following spring.

The term First Nation is derived from the fact that the Mississaugas are Indigenous (First) people of this continent and are a separate Nation which should be dealt with on a government-to-government basis.

Today, the Mississaugas of the Credit First Nation are a thriving community in Southern Ontario just outside the town of Hagersville, with a population of roughly 2,300 people, living both on and off-reserve. The community boasts a school, administration offices, gas bars, a variety store, a restaurant and recreational facilities.

About A6N:

A6N is a Joint Venture between Six Nations of the Grand River Development Corporation (51% ownership) and Aecon Group Inc. (49% ownership). The company performs utility related work in Southwestern Ontario, specifically within the Haldimand Tract; an area of historical significance to the people of Six Nations. A6N currently employs over 130 employees with a 95% indigenous workforce. For more information please visit www.A6N.ca

Forward-Looking Statements and Information:

This press release may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

Media Contacts:

Hydro One

Media Relations

1-877-506-7584 (toll-free in Ontario only)

or 416-345-6868

Mississaugas of the Credit First Nation

Donna Duric

Media & Communications Director

905-768-5858

Donna.duric@mcrfn.ca

Six Nations of the Grand River Development Corporation

Tabitha Curley

tcurley@sndevcorp.ca

519-753-1950 ext 6420